SO
3-22-04

04003541

VF 3-10-04

D STATES
.CHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 27 2004
WASH. D.C. 181 SECTION

SEC FILE NUMBER
8- 50429

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: USI Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

95 Glastonbury Blvd.
(No. and Street)

Glastonbury	CT	06033
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John O'Connor — (860) 652-3239
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Haggett, Longobardi & Company, LLC
(Name – *if individual, state last, first, middle name*)

115 Glastonbury Blvd.	Glastonbury	CT	06033
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John O'Connor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of USI Securities, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

-NONE-

Signature

President

Title

NANCY A. GRENIER
NOTARY PUBLIC
MY COMMISSION EXPIRES 12/31/2006

Notary Public 1/28/04

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

USI Securities, Inc.

Financial Statements

December 31, 2003

USI SECURITIES, INC.

FINANCIAL STATEMENTS

December 31, 2003

CONTENTS

HAGGETT,
LONGOBARDI
& COMPANY, LLC

115 Glastonbury Boulevard
Glastonbury, Connecticut 06033
860-633-3000 Tel
860-657-8079 Fax
info@hlcocpa.com Email

Certified Public Accountants
An Independent Member of the BDO Seidman Alliance

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
USI Securities, Inc.

We have audited the accompanying statements of financial condition of USI Securities, Inc. as of December 31, 2003 and 2002, and the related statements of income, changes in retained (deficit) earnings and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of USI Securities, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

January 16, 2004

Haggett Longobardi & Company LLC

USI SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2003 and 2002

ASSETS

	2003	2002
Current assets		
Cash and cash equivalents	$ 438,361	$ 354,520
Due from USI Holdings Corporation	514,659	1,000,000
Deposits	35,000	35,000
Other current assets	5,609	3,214
Other receivables	-	7,574
Due from Officer	-	3,300
Trade receivables	-	2,916
	993,629	1,406,524
Property and equipment, at cost		
Computer equipment and software	98,291	8,534
Furniture and fixtures	11,106	11,621
	109,397	20,155
Less accumulated depreciation	(31,679)	(10,169)
	77,718	9,986
	$ 1,071,347	$ 1,416,510

LIABILITIES AND EQUITY

	2003	2002
Current liabilities		
Accrued expenses	$ 270,599	$ 241,458
Accounts payable	16,762	-
Due to parent	-	33,989
	287,361	275,447
Equity		
Common stock, $1 par value; 100 shares authorized, 10 shares issued and outstanding	10	10
Paid in capital	857,990	857,990
Retained (deficit) earnings	(74,014)	283,063
	783,986	1,141,063
	$ 1,071,347	$ 1,416,510

The accompanying accounting policies and notes are an integral part of the financial statements.

USI SECURITIES, INC.

STATEMENTS OF (LOSS) INCOME

For the Years Ended, December 31, 2003 and 2002

	2003	2002
Revenue		
Commission income	$ 9,993,280	$ 8,602,173
Other income	1,519,109	1,011,032
Interest income	1,659	3,206
	11,514,048	9,616,411
Expenses		
Management fees	8,985,073	7,839,363
Salaries	1,679,158	717,748
Commissions	181,198	14,298
Professional fees	173,655	30,037
Insurance	171,839	58,696
Rent	100,200	60,000
Software lease	92,171	15,016
Travel	87,734	29,539
Payroll tax	61,879	41,658
Licenses and fees	52,087	56,165
Office expense	42,200	38,523
Commissions - independent representatives	40,196	71,638
Telephone	39,915	27,167
Trading fees	38,403	25,330
Depreciation	29,494	3,003
Dues and subscriptions	29,435	4,395
Retirement plan - 401(k) match	18,728	12,115
Training/professional development	15,275	5,339
Meals and entertainment	12,207	4,961
Office supplies	11,550	7,960
Payroll processing	3,047	1,511
Promotional expenses	2,990	100
Miscellaneous	2,391	1,880
Charitable contributions	200	200
Claims and losses	90	225
Bank charges	10	102
Temporary staff	-	5,813
	11,871,125	9,072,782
Net (loss) income	$ (357,077)	$ 543,629

The accompanying accounting policies and notes are
an integral part of the financial statements.

USI SECURITIES, INC.

STATEMENTS OF CHANGES IN RETAINED (DEFICIT) EARNINGS

For the Years Ended, December 31, 2003 and 2002

	Common Stock	Additional Paid-In Capital	Retained (Deficit) Earnings	Total Equity
Balance, December 31, 2001	$ 10	$ 572,990	$ (260,566)	$ 312,434
Capital contributions	-	285,000	-	285,000
Net income	-	-	543,629	543,629
Balance, December 31, 2002	10	857,990	283,063	1,141,063
Capital contributions	-	-	-	-
Net loss	-	-	(357,077)	(357,077)
Balance, December 31, 2003	$ 10	$ 857,990	$ (74,014)	$ 783,986

The accompanying accounting policies and notes are an integral part of the financial statements.

USI SECURITIES, INC.

STATEMENTS OF CASH FLOWS

For the Years Ended, December 31, 2003 and 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net (loss) income	$ (357,077)	$ 543,629
Adjustment to reconcile net (loss) income to net cash provided by (used in) operating activities:		
Depreciation	21,510	3,003
(Increase)/decrease in:		
Due from parent	485,341	(1,000,000)
Other receivables	7,574	44,564
Due from officer	3,300	-
Trade receivables	2,916	(2,916)
Other current assets	(2,394)	(2,570)
Commissions receivables	-	36,477
(Decrease) increase in:		
Accrued expenses	29,141	39,930
Accounts payable	16,762	(1,516)
Due to parent	(33,989)	33,989
Net cash provided by (used in) operating activities	173,084	(305,410)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment	(89,243)	(8,700)
CASH FLOWS FROM FINANCING ACTIVITIES		
Increase in additional paid in capital	-	285,000
Net increase (decrease) in cash	83,841	(29,110)
Cash and cash equivalents, beginning of year	354,520	383,630
Cash and cash equivalents, end of year	$ 438,361	$ 354,520

The accompanying accounting policies and notes are an integral part of the financial statements.

USI SECURITIES, INC.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

USI Securities, Inc. (the Company) is a Delaware corporation that is a wholly-owned subsidiary of USI Insurance Services Corporation (Parent). USI Insurance Services Corporation is a wholly-owned subsidiary of USI Holdings Corporation. The Company is a NASD member broker-dealer and SEC registered investment advisor. The Company, through its registered representatives, offers and sells mutual funds, variable annuities and variable life insurance contracts, primarily in the qualified plans market throughout the United States. The Company also has a limited amount of "constructive receipt" arrangements with other broker/dealers whereby the Company receives override commissions derived from the sale of securities products to customers of other subsidiaries of the Parent.

Basis of Accounting

The Company utilizes the accrual basis of accounting. Commission revenue and related expenses are recorded on a cash basis, which is generally done bi-monthly.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all investment instruments purchased with a maturity of three months or less to be cash equivalents. At December 31, 2003 and 2002, there were no cash equivalents.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash or cash equivalents.

Net Capital Requirements

The Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital as defined under such provisions, and requires that the ratio of aggregate indebtedness to net capital be less than 15 to 1.

Reserve Requirements

The Company is exempt from the requirements relating to cash reserves and possession or control of customers securities under Rule 15c3-3 of the Securities Exchange Act of 1934.

Property and Equipment - Depreciation

Depreciation of property and equipment is recorded on the straight-line basis for financial reporting purposes over the estimated useful lives of the assets. Estimated lives for financial reporting purposes are as follows:

Asset	Estimated Lives
Computer equipment and software	3 - 5 years
Furniture and fixtures	7 years

Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in income for the period.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results may differ from those estimates.

USI SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

---

(1) Net Capital Requirements

As a broker-dealer, the Company is subject to the net capital rule adopted and administered by the Securities and Exchange Commission. The rule prohibits a broker-dealer from engaging in securities transactions at any time when its aggregate indebtedness exceeds fifteen (15) times its net capital, as those terms are defined by the Securities and Exchange Commission. A broker-dealer may also be required to reduce its business if its net capital ratio should exceed twelve (12) to one (1) and may be prohibited from expanding its business if the ratio exceeds ten (10) to one (1). As of December 31, 2003, aggregate indebtedness was $287,361 and the net capital was $186,000, an excess of $166,843 over required minimum net capital of $19,157. As of December 31, 2002, aggregate indebtedness was $275,447 and the net capital was $114,073, an excess of $95,710 over required minimum net capital of $18,363.

(2) Liabilities Subordinated to Claims of General Creditors

There were no borrowings under subordination agreements at December 31, 2003 and 2002.

(3) Related Parties

The Company rents space in the offices of USI Consulting Group, Inc., which is also a wholly-owned subsidiary of USI Insurance Services Corporation. In 2003 and 2002, the Company paid rent of $100,200 and $56,000 to USI Consulting Group, Inc., respectively. Rent is paid monthly and is based on the number of USI Securities, Inc. employees. USI Consulting Group, Inc. also provides accounting services to the Company for $1,700 per month, which increased in February 2003 from $1,000 per month during 2002. Total rent and accounting services fees were $119,900 in 2003 and $72,000 in 2002.

The Company's revenues (other than interest income) are mainly derived from sales to customers of other subsidiaries of USI Insurance Services Corporation.

The Company receives commissions from mutual fund and insurance companies and pays approximately 90% of these commissions to USI Insurance Services Corporation in the form of management fees. Commissions generated from the Company's Wealth Management Division are subject to a 10% commission to Minnesota Life Insurance. The Company then pays approximately 85% of the adjusted commissions to USI Insurance Services Corporation as management fees.

Management fees totaled $8,985,073 and $7,839,363 for the years ended December 31, 2003 and 2002, respectively.

(4) Marketing and Distribution Agreement

On November 7, 2002 USI Holdings Corporation entered into a 10 year Marketing and Distribution Agreement with Minnesota Life Insurance Company (ML). USI Holdings Corporation will fulfill its contractual obligations through USI Securities, Inc. The contractual responsibilities of USI Securities, Inc. are to establish and operate a "Wealth Management Division" (WMD), retain and compensate personnel, market and sell ML products and to pay ML usage fees. USI Holdings Corporation received an initial payment of $1,000,000 on the effective date of the contract. USI Holdings Corporation will receive development fees from ML based on the completion of deliverables as defined in the contract.

Phase	Development Fee	Completion Date
Initial payment	$1,000,000	11/11/02
1	1,000,000	3/31/03
2	500,000	11/09/03
3	500,000	3/31/04
4	500,000	9/03/04
5	500,000	3/31/05
6	500,000	9/30/05
7	500,000	3/31/06
8	500,000	9/30/06
9	500,000	3/30/07

Each phase includes specific criteria defined as deliverables. The completion of each phase is determined by ML.

USI Holdings Corporation during the term of the agreement is required to pay a usage fee to ML equal to the greater of 10% of WMD revenues or 8% of total development fees paid by ML.

In addition to the potential development fees paid by ML, USI Holdings Corporation has signed agency agreements specifying commission arrangement with ML.

During the year ended December 31, 2003 USI Holdings Corporation received payments for phase 1 and 2 of the agreement which totaled $1,500,000. USI Securities has reflected $1,500,000 of income in 2003 along with a due from USI Holdings Corporation for amounts to be forwarded to them. There was no usage fee due to ML at December 31, 2003.

(4) Marketing and Distribution Agreement (Continued)

During the year ended December 31, 2002 USI Holdings Corporation received the initial payment of $1,000,000. USI Securities has reflected $1,000,000 of income in 2002 as due from USI Holdings Corporation. The usage fee due to ML for the year ended December 31, 2002 was $10,958 and is included in accrued expenses.

(5) Operating Leases

In December, 2002, the Company entered into a 36 month service bureau agreement classified for financial statement purposes as a software lease. In addition, during 1988, the Company entered into a month-to-month computer software lease. The last payment on this lease was $1,210, paid in 2003. Total software lease expense for 2003 and 2002 was $92,171 and $15,016, respectively.

(6) Retirement Plan

The Company has a 401(k) retirement plan (the Plan), matching 75% of employee contributions up to 4% of an employee's salary, subject to the provisions of the Employees Retirement Income Securities Act. Eligibility for the Plan is based on attaining the age of 21 and completing six months of service with the Company. The Company's contributions to the Plan for 2003 and 2002 were $18,728 and $12,115, respectively.

(7) Compensated Absences

Employees of the Company are entitled to paid vacation, sick and personal days depending on job classification, length of service and other factors. It is impractical to estimate the amount of compensation of future paid sick days and personal time off and accordingly no such liability for these amounts has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of these compensated absences when actually paid to employees.

(8) Income Taxes

The Company is included in the consolidated income tax returns filed by its Parent. Therefore, no separate tax provision of the Company is included in the financial statements.

HAGGETT,
LONGOBARDI
& COMPANY, LLC

115 Glastonbury Boulevard
Glastonbury, Connecticut 06033
860-633-3000 Tel
860-657-8079 Fax
info@hlcocpa.com Email

Certified Public Accountants
An Independent Member of the BDO Seidman Alliance

INDEPENDENT AUDITOR'S' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors of
USI Securities, Inc.

We have audited the accompanying financial statements of USI Securities, Inc. as of December 31, 2003 and 2002 and for the years ended December 31, 2003 and 2002, and have issued our report thereon dated January 16, 2004. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

January 16, 2004

Haggett Longobardi & Company LLC

Schedule 1

USI SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2003 and 2002

	2003	2002
NET CAPITAL		
Total equity	$783,986	$ 1,141,063
Deduct equity not allowable for net capital	(597,986)	(1,026,990)
Total equity qualified for net capital	$ 186,000	$ 114,073
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required for broker	$ 19,157	$ 18,363
Excess net capital	$ 166,843	$ 95,710
Net capital requirement	$ 19,157	$ 18,363
Net capital deficiency	None	None
RECONCILIATION WITH COMPANY'S		
Net cash provided by (used in) operating activities		
X-17A-5 as of December 31, 2003 and 2002		
Net capital, as reported in Company's Part IIA (Unaudited) focus reports	$ 201,886	$ 114,073
Audit adjustment	(15,886)	-
Net capital per above	$ 186,000	$ 114,073

HAGGETT,
LONGOBARDI
& COMPANY, LLC

115 Glastonbury Boulevard
Glastonbury, Connecticut 06033
860-633-3000 Tel
860-657-8079 Fax
info@hlcocpa.com Email

Certified Public Accountants
An Independent Member of the BDO Seidman Alliance

To the Board of Directors of
USI Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of USI Securities, Inc. (the Company), for the year ended December 31, 2003, we considered its internal controls, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

January 16, 2004